Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces debt repayment

(This news release contains forward-looking information about future events, actions and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located at the end of this news release. All dollar amounts are expressed in U.S. dollars.)

Toronto, Ontario – September 1, 2016 – Kinross Gold Corporation (TSX:K; NYSE: KGC) announced today that it has repaid $250 million in senior notes that were due September 1, 2016.

With this repayment, Kinross has no other debt maturities until 2020, as the maturity dates of the Company’s $500 million term loan and $1,500 million revolving credit facility were extended by one year to August 10, 2020 and August 10, 2021, respectively.

With no debt maturing in the next four years, a strong balance sheet and excellent liquidity, Kinross expects to have the financial flexibility to fund organic growth opportunities within its global portfolio, including the Tasiast Phase One expansion and potential Bald Mountain expansion.

As of June 30, 2016, Kinross had cash and cash equivalents of $968.2 million and had available credit of $1,499.6 million for total liquidity of approximately $2.5 billion.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact in this news release constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include statements with respect to: financial flexibility, growth opportunities and Tasiast Phase One expansion and potential Bald Mountain expansion. The words “expect”, “liquidity”, “opportunities”, “flexibility”, “opportunities” and “potential”, and statements that certain actions, events or results will occur or result, and similar such expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the “Risk Analysis” section of our full year 2015 and Q2, 2016 management’s discussion and analysis, and the “Risk Factors” section of our 2016 Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or its applicable subsidiary(ies).

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